UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No.     )*

BFC Financial Corporation

(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

055384200

(CUSIP Number)

Alan B. Levan

401 E. Las Olas Blvd., Suite 800

Fort Lauderdale, Florida 33301

(954) 940-4900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 17, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 055384200

1.	Names of Reporting Persons Levan Partners LLC (I.R.S. No. 46-4117885)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,718,930(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,718,930(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,718,930(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.7%
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes 707,882 shares of BFC’s Class B Common Stock held by Levan Partners LLC which are convertible at any time at the holder’s discretion into shares of BFC’s Class A Common Stock on a share-for-share basis.

CUSIP No. 055384200

1.	Names of Reporting Persons Florida Partners Corporation (I.R.S. No. 59-2354501)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,403,608(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,403,608(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,403,608(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.9%
14.	Type of Reporting Person (See Instructions) CO

(1)	Includes 133,314 shares of BFC’s Class B Common Stock held by Florida Partners Corporation which are convertible at any time at the holder’s discretion into shares of BFC’s Class A Common Stock on a share-for-share basis.

CUSIP No. 055384200

1.	Names of Reporting Persons Levan BFC Stock Partners LP (I.R.S. No. 20-4185196)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,684,571(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,684,571(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,684,571(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.2%
14.	Type of Reporting Person (See Instructions) PN

(1)	Represents shares of BFC’s Class B Common Stock held by Levan BFC Stock Partners LP which are convertible at any time at the holder’s discretion into shares of BFC’s Class A Common Stock on a share-for-share basis. During October 2014, 334,885 shares of BFC’s Class B Common Stock were transferred from Levan BFC Stock Partners, LP (through which Alan B. Levan, who may be deemed to be a controlling person of Levan BFC Stock Partners, LP, indirectly beneficially owned the shares) to Mr. Alan Levan so that they were held directly by him.

Amendment to Schedule 13D

This Amendment to Schedule 13D is being filed by Levan Partners LLC, Florida Partners Corporation and Levan BFC Stock Partners LP (collectively, the “Reporting Persons”) to amend, to the extent expressly set forth herein, the Amended and Restated Schedule 13D filed on December 14, 2007, as previously amended, relating to the Class A Common Stock, par value $0.01 per share, of BFC Financial Corporation, a Florida corporation (“BFC”).

BFC’s principal executive offices are located at 401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida 33301.

Item 4: Purpose of Transaction

In connection with BFC’s announcement of its intention to commence a tender offer (the “Tender Offer”) for shares of BBX Capital’s Class A Common Stock (which Tender Offer was commenced on March 20, 2014), the previously disclosed Rule 10b5-1 Trading Plans entered into during September 2014 by (i) Alan B. Levan, BFC’s Chairman, Chief Executive Officer and President, and (ii) Levan Partners LLC, an entity in which Mr. Alan Levan may be deemed to be a controlling person (“Levan Partners”), were terminated. The Rule 10b5-1 Plans of Mr. Alan Levan and Levan Partners provided for the sale of up to 684,920 shares and 600,000 shares, respectively, of BFC’s Class A Common Stock. Information regarding sales made under these Rule 10b5-1 Plans prior to their termination is set forth in the following tables:

Sales under Alan Levan’s Rule 10b5-1 Trading Plan

Date of Sale	Amount of Shares Sold	Sales Price Per Share
1/2/2015	7,800	$3.25
2/20/2015	56,500	$3.25
Total Shares Sold	64,300
Total Sales Price	$208,975

Sales under Levan Partners’ Rule 10b5-1 Trading Plan

Date of Sale	Amount of Shares Sold	Sales Price Per Share
1/2/2015	7,800	$3.25
2/20/2015	56,500	$3.25
Total Shares Sold	64,300
Total Sales Price	$208,975

In addition, in connection with BFC’s announcement of its intention to commence the Tender Offer, the previously disclosed Rule 10b5-1 Trading Plans entered into by Seth M. Wise, as Trustee of the Seth M. Wise Revocable Trust (the “Wise Trust”), was terminated. The Rule 10b5-1 Plan of the Wise Trust provided for the sale of up to 34,500 shares of BFC’s Class A Common Stock. 11,975 shares were sold under this Rule 10b5-1 Plan prior to its termination at a total price of $45,124. Mr. Wise is a director and Executive Vice President of BFC.

Further, sales under the previously disclosed Rule 10b5-1 Trading Plan entered into by John E. Abdo, as Trustee of the John E. Abdo Trust (the “Abdo Trust”), have been completed. The Rule 10b5-1 Plan of the Abdo Trust was entered into during August 2014 and provided for the sale of up to 241,000 shares of BFC’s Class A Common Stock. All 241,000 of such shares have been sold under the Rule 10b5-1 Plan at a total price of $740,984. Mr. Abdo is the Vice Chairman of BFC and, collectively with Mr. Alan Levan, may be deemed to control BFC.

Each of Mr. Alan Levan, Mr. Abdo and Mr. Wise, as well as BFC’s other directors and executive officers, may in the future enter into Rule 10b5-1 Trading Plans with respect to BFC’s stock or otherwise purchase or sell BFC’s stock, whether in the open market or in private transactions.

Item 5. Interest in Securities of the Issuer

The Reporting Persons and their controlling persons, officers, managers and directors beneficially own shares of BFC’s Class A Common Stock as set forth in the table below.

Name of Beneficial Owner	Notes	Class A Common Stock Ownership(1)	Percent of Class A Common Stock(2)
Levan BFC Stock Partners LP	(1)	1,684,571	2.2%
Levan Partners LLC	(1)	5,718,930	7.7%
Florida Partners Corporation	(1)	1,403,608	1.9%
Alan B. Levan	(1,2,3,4)	13,924,679	17.5%
Jarett S. Levan	(5)	427,841	*
Susie C. Levan	(1,2,5)	12,640	*

*	Represents less than 1%.
(1)	Includes the following number of shares of BFC’s Class B Common Stock beneficially owned by the Reporting Persons, Mr. Alan Levan and Ms. Susie Levan which are convertible at any time at the holder’s discretion into shares of BFC’s Class A Common Stock on a share-for-share basis: Levan BFC Stock Partners — 1,684,571 shares; Levan Partners — 707,882 shares; Florida Partners Corporation — 133,314 shares; Mr. Alan Levan — 6,105,093 shares; and Ms. Susie Levan — 1,200 shares.
(2)	Based on 73,342,933 shares of BFC’s Class A Common Stock outstanding as of March 19, 2015 and, with respect to each individual, the number of shares of BFC’s Class B Common Stock beneficially owned by such individual which are convertible at any time into shares of BFC’s Class A Common Stock, as set forth in footnote 1. Pursuant to the instructions to Item 403 of Regulation S-K, the total number of outstanding shares of BFC’s Class A Common Stock for purposes of calculating the beneficial ownership interest percentage of each person does not include 3,670,372 shares of BFC’s Class A Common Stock, which represents approximately 5% of the total number of outstanding shares of such stock, underlying restricted stock awards as to which BFC’s compensation committee has sole voting power and the award recipients do not have voting or investment power.

(3)	Alan B. Levan may be deemed to be a controlling person of each of Levan BFC Stock Partners, Levan Partners and Florida Partners Corporation. As a result, the shares of BFC’s Class A Common Stock and Class B Common Stock beneficially owned by these entities are included in Mr. Alan Levan’s holdings in the table above and in footnote 1. Mr. Alan Levan’s holdings also include the 11,440 shares of BFC’s Class A Common Stock and 1,200 shares of BFC’s Class B Common Stock held of record by his wife, Ms. Susie Levan.
(4)	John E. Abdo is the beneficial owner of 3,273,797 shares of BFC’s Class B Common Stock. Mr. Abdo is a party to a Shareholders Agreement with Mr. Alan Levan, pursuant to which Mr. Abdo has agreed to vote the shares of BFC’s Class B Common Stock that he owns or controls, directly or indirectly, in the same manner as Mr. Alan Levan (or upon Mr. Alan Levan’s death, unless previously revoked, Jarett S. Levan, Mr. Alan Levan’s son) votes his shares of BFC’s Class B Common Stock. Accordingly, the holdings of Mr. Alan Levan set forth in the table above and in footnote 1 include the 3,273,797 shares of BFC’s Class B Common Stock beneficially owned by Mr. Abdo.
(5)	Mr. Jarett Levan and Ms. Susie Levan serve as Managers of Levan Partners with Mr. Alan Levan. The shares of BFC’s Class A Common Stock and Class B Common Stock held by Levan Partners are not included in Mr. Jarett Levan’s or Ms. Susie Levan’s holdings as neither of them is deemed to have voting or investment power over the shares.

Except as described in Item 4 above with respect to sales made under the Rule 10b5-1 Trading Plans of Alan Levan and Levan Partners, none of the Reporting Persons nor any of their controlling persons, officers, managers or directors has effected any transaction in any shares of BFC’s Class A Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons have entered into a Joint Filing Agreement, dated as of March 27, 2015, which is filed as Exhibit 1 hereto.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of March 27, 2015, by and between Florida Partners Corporation, Levan BFC Stock Partners LP and Levan Partners LLC

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 27, 2015

Date

Levan Partners LLC

/s/ Alan B. Levan
Signature

Alan B. Levan/Manager
Name/Title

Florida Partners Corporation

/s/ Alan B. Levan
Signature

Alan B. Levan/President
Name/Title

Levan BFC Stock Partners LP

By: Levan Management LLC
Its General Partner

/s/ Alan B. Levan
Signature

Alan B. Levan/President
Name/Title